SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Trupanion, Inc.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
898202106
(CUSIP Number)

March 26, 2024
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898202106	Schedule 13G	Page 2 of 10

1	NAMES OF REPORTING PERSONS Ole Nielsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,904,432 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,904,432 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,904,432 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 898202106	Schedule 13G	Page 3 of 10

1	NAMES OF REPORTING PERSONS NCMH ApS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,843,651 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,843,651 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,843,651 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 898202106	Schedule 13G	Page 4 of 10

1	NAMES OF REPORTING PERSONS Nielsen Capital Management Fondsmæglerselskab A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,832,699 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,832,699 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,699 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 898202106	Schedule 13G	Page 5 of 10

1	NAMES OF REPORTING PERSONS Kapitalforeningen Investin Pro – Nielsen Globale Aktier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,157,089 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,157,089 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,157,089 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 898202106	Schedule 13G	Page 6 of 10

Item 1(a).      Name of Issuer:

Trupanion, Inc.

Item 1(b).      Address of Issuer’s Principal Executive Offices:

6100 4th Avenue S, Suite 200

Seattle, Washington 98108.

Item 2(a).      Name of Person Filing:

Ole Nielsen, NCMH ApS (“NCMH”), Nielsen Capital Management Fondsmæglerselskab A/S (“NCMF”) and Kapitalforeningen Investin Pro – Nielsen Globale Aktier (“Investin”) (each, a “Reporting Person”)

Item 2(b).      Address of Principal Business Office or, if None, Residence:

For Ole Nielsen, NCMH and NCMF:

Eriksholmvej 40

4390 Vipperoed

Denmark

For Investin:

Kapitalforeningen Investin Pro

Kalvebod Brygge 1-3

1780 Copenhagen V

Denmark

Item 2(c).      Citizenship:

Ole Nielsen is a citizen of Denmark, and each of NCMH, NCMF and Investin is an entity organized under the laws of Denmark.

Item 2(d).      Title of Class of Securities:

Common stock, par value $0.00001 per share (the “Common Stock”).

Item 2(e).      CUSIP Number:

898202106

Item 3.           If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.           Ownership.

a)	Amount beneficially owned: As of March 26, 2024, Ole Nielsen may be deemed to beneficially own 2,904,432 shares of Common Stock, comprised of (1) 1,550 shares held jointly by Mr. Nielsen and his spouse, (2) 10,952 shares held by NCMH, (3) 59,231 shares held by an entity of which Mr. Nielsen serves as CEO with investment and voting power over the securities held by the entity, (4) 2,157,089 shares held by Investin for which NCMF serves as advisor and (5) 675,610 shares held by various funds (other than Investin) for which NCMF serves as advisor.

CUSIP No. 898202106	Schedule 13G	Page 7 of 10

NCMF is an investment advisor based in Denmark and registered with the Danish Financial Supervisory Authority. NCMF furnishes investment advice to and manages certain investment funds, and Ole Nielson serves as CEO of NCMF. In its role as advisor, NCMF may be deemed the beneficial owner of (1) 2,157,089 shares held by Investin and (2) an aggregate of 675,610 shares of Common Stock held by funds other than Investin, in each case, as it may have or share voting and/or investment power with respect to such shares. Other than Investin, none of such funds individually holds more than 5% of the shares of Common Stock.

NCMH owns 100% of NCMF, and Ole Nielsen indirectly owns 100% of NCMH. Mr. Nielsen also serves as CEO of NCMH. NCMH holds directly 10,952 shares of Common Stock and may also be deemed to beneficially own (1) the 2,157,089 shares held by Investin which is managed by NCMF and (2) an aggregate of 675,610 shares of Common Stock held by funds, other than Investin, managed by NCMF.

Investin is a sub-fund in the umbrella fund Kapitalforeningen Investin Pro. Kapitalforeningen Investin Pro is an alternative investment fund and is registered with the Danish Financial Supervisory Authority. Investin holds directly 2,157,089 shares of Common Stock. NCMF serves as an advisor to Investin and has a discretionary fund management agreement with Investin, pursuant to which NCMF, at its discretion, can trade shares on behalf of Investin.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is the beneficial owner of any securities covered by this statement. Each Reporting Person disclaims beneficial ownership with respect to the shares of Common Stock reporting in this statement except to the extent that such Reporting Person has or shares voting or investment control with respect to such shares.

b)	Percent of Class: The percentages used in this Schedule 13G are calculated based upon 41,814,768 shares of Common Stock outstanding as of February 19, 2024, as reported in the issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2024. Therefore, as of March 26, 2024, Ole Nielsen may be deemed to beneficially own 6.9% of such outstanding shares, each of NCMF and NCMH may be deemed to beneficially own 6.8% of such outstanding shares and Investin may be deemed to beneficially own 5.2% of such outstanding shares.

c)	Number of shares as to which the person has:

1)	Sole power to vote or to direct the vote:

•	Ole Nielsen – 0 shares
•	NCMH – 0 shares
•	NCMF – 0 shares
•	Investin – 0 shares

2)	Shared power to vote or to direct the vote:

•	Mr. Nielsen – 2,904,432 shares
•	NCMH – 2,843,651 shares
•	NCMF - 2,832,699 shares
•	Investin – 2,157,089 shares

CUSIP No. 898202106	Schedule 13G	Page 8 of 10

3)	Sole power to dispose or to direct the disposition of:

•	Mr. Nielsen – 0 shares
•	NCMH – 0 shares
•	NCMF - 0 shares
•	Investin – 0 shares

4)	Shared power to dispose or to direct the disposition of:

•	Mr. Nielsen – 2,904,432 shares
•	NCMH – 2,843,651 shares
•	NCMF - 2,832,699 shares
•	Investin – 2,157,089 shares

Item 5.          Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.          Ownership of More Than Five Percent on Behalf of Another Person.

The disclosure in Item 4(a) above is incorporated by reference into this Item 6.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.          Identification and Classification of Members of the Group.

Not applicable.

Item 9.          Notice of Dissolution of Group.

Not applicable.

Item 10.        Certifications.

Each of the undersigned Reporting Persons hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 898202106	Schedule 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2024

/s/ Ole Nielsen
Ole Nielsen

NCMH ApS

By: /s/ Ole Nielsen
Name: Ole Nielsen Title: CEO

NIELSEN CAPITAL MANAGEMENT FONDSMÆGLERSELSKAB A/S

By: /s/ Ole Nielsen
Name: Ole Nielsen Title: CEO

Kapitalforeningen Investin Pro – Nielsen Globale Aktier

By: /s/ Erling Skorstad
Name: Erling Skorstad
Title: Managing Director

By: /s/ Tage Fabrin-Brasted
Name: Tage Fabrin-Brasted
Title: Managing Director

CUSIP No. 898202106	Schedule 13G	Page 10 of 10

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.2	Amended and Restated Joint Filing Agreement (filed herewith).